FILE No.
82-4990

MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

AIG BUILDING, 11TH FLOOR
1-3, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
(外国法共同事業事務所)

〒100-0005
東京都千代田区丸



06018279

November 6, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Semi-Annual Report Release for the First Six-Month Period during the Fiscal Year ending March 31, 2007; and

2. Outline of the Non-Consolidated Interim Financial Statements for the First Six-Month Period during the Fiscal Year ending March 31, 2007.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

11/9

(Summary English Translation)

Consolidated Semi-Annual Report Release
for the First Six-Month Period during the Fiscal Year ending March 31, 2007

October 31, 2006

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp)

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Representative: Satoshi Seino
President and CEO

Location of Head Office: Tokyo

Contact Person: Osamu Kawanobe
General Manager of Public Relations Department

Tel.: (03) 5334-1300

Board Meeting Date: October 31, 2006

Adoption of U.S. accounting principle: Not applicable

1. Consolidated Business Results (April 1, 2006 through September 30, 2006)

(1) Consolidated Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2006	¥1,319,908 million 2.2%	¥247,805 million 4.9%	¥198,177 million 17.6%
Six months ended September 30, 2005	¥1,290,984 million 1.7%	¥236,334 million 6.5%	¥168,551 million 10.9%
Year ended March 31, 2006	¥2,592,393 million	¥396,099 million	¥274,672 million

	Net Income	Earnings per Share	Earnings per Share (fully diluted)
Six months ended September 30, 2006	¥121,892 million 21.4%	¥30,501.84	–
Six months ended September 30, 2005	¥100,398 million 21.9%	¥25,122.93	–
Year ended March 31, 2006	¥157,574 million	¥39,369.65	–

(Notes) 1. Investment profit and loss in equity method:

Six months ended September 30, 2006: *¥536 million*
Six months ended September 30, 2005: *¥521 million*
Year ended March 31, 2006: *¥707 million*

2. *Average number of outstanding shares for each period (consolidated basis):*
   Six months ended September 30, 2006: 3,996,228
   Six months ended September 30, 2005: 3,996,281
   Year ended March 31, 2005: 3,996,265

3. *Changes in accounting treatment: Not applicable*

4. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the same period in the immediately preceding year.*

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At September 30, 2006	¥6,799,928 million	¥1,479,294 million	21.4%	¥364,220.88
At September 30, 2005	¥6,693,356 million	¥1,292,407 million	19.3%	¥323,403.72
At March 31, 2006	¥6,821,583 million	¥1,357,359 million	19.9%	¥339,598.80

(Note) Total outstanding shares as of the end of each fiscal year (consolidated basis):
Six months ended September 30, 2006: 3,996,216
Six months ended September 30, 2005: 3,996,267
Year ended March 31, 2006: 3,996,234

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Period/Year
Six months ended September 30, 2006	¥249,721 million	¥(171,064) million	¥(57,515) million	¥86,556 million
Six months ended September 30, 2005	¥223,425 million	¥(158,068) million	¥(66,710) million	¥65,699 million
Year ended March 31, 2006	¥447,722 million	¥(309,488) million	¥(141,599) million	¥64,373 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 85
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated	(new):	2	Equity method	(new):	0
	(excluded):	3		(excluded):	0

2. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
Year ending March 31, 2007	¥2,644,000 million	¥283,000 million	¥171,000 million

(Reference) Estimated earnings per share (annual): ¥42,790.48

* *Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual business results may change according to various factors.*

(Summary English Translation)

Outline of the Non-Consolidated Interim Financial Statements
for the First Six-Month Period during the Fiscal Year ending March 31, 2007

October 31, 2006

East Japan Railway Company

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Code Number: 9020
(URL http://www.jreast.co.jp)

Representative: Satoshi Seino
President and CEO

Location of Head Office: Tokyo

Contact Person: Osamu Kawanobe
General Manager of Public Relations Department

Tel.: (03) 5334-1300

Board Meeting Date: October 31, 2006

Unit Share System: Not applicable

Commencement Date of Dividends Payment:
December 1, 2006

1. **Business Results (April 1, 2006 through September 30, 2006)**

(1) Results of Operations

(Note) The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Six months ended September 30, 2006	¥973,058 million 1.3%	¥217,487 million 2.6%	¥168,288 million 16.7%
Six months ended September 30, 2005	¥960,194 million 1.0%	¥211,921 million 4.6%	¥144,259 million 8.5%
Year ended March 31, 2006	¥1,914,963 million	¥342,452 million	¥220,751 million

	Net Income	Earnings per Share
Six months ended September 30, 2006	¥105,411 million 18.8%	¥26,372.74
Six months ended September 30, 2005	¥88,742 million 19.1%	¥22,202.11
Year ended March 31, 2006	¥130,573 million	¥32,606.86

(Notes) 1. Average number of outstanding shares for each period:
Six months ended September 30, 2006: 3,996,993
Six months ended September 30, 2005: 3,997,046
Year ended March 31, 2005: 3,997,030

2. *Changes in accounting treatment: Not applicable*

3. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the same period in the immediately preceding year.*

(2) Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At September 30, 2006	¥6,358,395 million	¥1,326,885 million	20.9%	¥331,971.85
At September 30, 2005	¥6,250,592 million	¥1,196,143 million	19.1%	¥299,257.90
At March 31, 2006	¥6,381,247 million	¥1,245,402 million	19.5%	¥311,523.52

(Notes) 1. Total outstanding shares as of the end of each fiscal year:

Six months ended September 30, 2006: 3,996,981
Six months ended September 30, 2005: 3,997,032
Year ended March 31, 2006: 3,996,999

2. Total own shares as of the end of each fiscal year:

Six months ended September 30, 2005: 3,019
Six months ended September 30, 2005: 2,968
Year ended March 31, 2006: 3,001

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
Year ending March 31, 2007	¥1,933,000 million	¥225,000 million	¥150,000 million

(Reference) Estimated net income per share (annual): ¥37,528.32

3. Dividends

<table>
<tr><td rowspan="2"></td><td colspan="3">Dividends per Share</td></tr>
<tr><td>Interim</td><td>Year-end</td><td>Annual</td></tr>
<tr><td>Year ended March 31, 2006</td><td>¥4,000.00</td><td>¥4,000.00</td><td>¥8,000.00</td></tr>
<tr><td>Year ending March 31, 2007 (actual performance)</td><td>¥4,500.00</td><td>–</td><td rowspan="2">¥9,000.00</td></tr>
<tr><td>Year ended March 31, 2007 (forecast)</td><td>–</td><td>¥4,500.00</td></tr>
</table>

* *Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual business results may change according to various factors.*